Exhibit 12.2

Questar Gas Company
Ratio of Earnings to Fixed Charges

	3 Months Ended March 31,
	2013	2012
	(dollars in millions)
Earnings
Pretax income from continuing operations	$59.7	$56.2
Add (deduct):
Fixed charges	5.8	7.0
Total Earnings	$65.5	$63.2

Fixed Charges
Interest expense	$5.8	$6.8
Estimate of interest within rental expense	—	0.2
Total Fixed Charges	$5.8	$7.0

Ratio of Earnings to Fixed Charges	11.3	9.0

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.